SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) April 29, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 8.01.   Other events of importance to security holders.

On April 29, 2005, the Company issued a news release announcing that it has closed its second 2005 drilling Partnership with $40 million in subscriptions and announcing that it will release 1st Quarter 2005 earnings after the market closes on Thursday, May 5th and conduct a conference call on Monday, May 9th.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

Petroleum Development Corporation

Date April 29, 2005

By /s/ Darwin L. Stump
     Darwin L. Stump
     Chief Financial Officer